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                                  NEWS RELEASE

TSE SYMBOL: BLZ

                 BELZBERG TECHNOLOGIES ANNOUNCES NEW PRESIDENT

             Prominent Analyst Jim Marks Joins Company as President

TORONTO, September 10, 2001 - Belzberg Technologies, Inc (TSE: BLZ) announced today the appointment of Mr. Jim Marks as its new President. In this newly created position, Mr. Marks will be responsible for operational management, as well as developing strategic initiatives to further Belzberg's impressive record of growth. Mr. Marks will be joining the company September 19th.

"I am delighted that Jim will be joining our management team," said CEO Sid Belzberg. "Jim brings a unique combination of financial technology expertise and entrepreneurial management experience. His decision to leave his respected spot in equity analysis and join Belzberg underscores the depth of the opportunity in front of our company."

Mr. Marks pioneered the coverage of online brokerage and banking stocks in 1996 and has been the leading analyst covering financial technology stocks since then. Prior to joining Belzberg, he was a Director at Credit Suisse First Boston and, before that, Managing Director at Deutsche Banc Alex Brown. Prior to becoming a sell-side analyst, in 1987, Mr. Marks helped found and manage SNL Securities. SNL Securities is a database company specializing in providing online information and other data services on financial stocks to institutional investors.

"Technology's impact on financial markets is creating monumental change," said Mr. Marks, who has been named by Future Banker magazine as one of the 25 most influential personalities in financial services. "Belzberg Technologies is perfectly positioned to take advantage of the opportunities created by that change. I am incredibly enthusiastic about having the chance to help Belzberg leverage its industry-leading trading technology to drive substantial benefits to institutional clients--and to shareholders. I look forward to working with Sid and the rest of the talented employees at this exciting company."

Mr. Marks will work out of Belzberg's office in the Philadelphia area.

About Belzberg Technologies.
Belzberg Technologies, Inc. is the leading provider of market connectivity services for institutional clients. Its trading interfaces erase geographical boundaries by providing seamless cross-border trading access in major equities and derivatives markets. Belzberg has been growing very rapidly, with second quarter revenues of Cdn$ 6.5 million, up 150% from a year earlier.


For more information, please call:

Belzberg Technologies                        NATIONAL ir
Sid Belzberg, CEO                            Peter Block,
(416) 360-1812                               Senior Consultant
E-mail: sbelzberg@belzberg.com               (416) 586-0180
                                             E-mail: pblock@national.ca


Additional information on Belzberg Technologies is available on their web site: www.belzberg.com